FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of November 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                       Form 20 - F [ X ]  Form 40 - F  [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                              Yes [  ]    No [ X ]
This Form 6-K consists of:

A press release issued by Vasogen Inc. on November 3, 1999, titled: "Vasogen's VasoCareTM Therapy Improves Blood Flow in Patients with Peripheral Vascular Disease"


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VASOGEN INC.

                           By /s/Christopher Waddick
                              -------------------------------------
                           (Name: Christopher Waddick)
                           (Title:   Vice-President, Finance & CFO)


Date:  November 3, 1999

Vasogen Inc.                                         INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                          Trevor Burns
Mississauga, ON, Canada  L5L 4M1                     Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231            tel  (905) 569-9065
http://www.vasogen.com                               e-mail investor@vasogen.com

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

               VASOGEN'S VASOCARE(TM) THERAPY IMPROVES BLOOD FLOW
                  IN PATIENTS WITH PERIPHERAL VASCULAR DISEASE

TORONTO, Ontario, (November 3rd, 1999) -- Vasogen Inc. (TSE:VAS; NASD OTC BB:VSOGF) is pleased to announce the results of a placebo-controlled double-blind clinical trial of its VasoCare(TM) therapy for the treatment and prevention of atherosclerosis - the major cause of heart disease, strokes, and peripheral vascular disease. The trial showed a significant improvement in the rate of recovery of both skin blood flow and tissue oxygen levels following ischemia, indicative of improved functioning of the blood vessels, in patients with advanced peripheral vascular disease (PVD).

PVD is a serious form of cardiovascular disease resulting from atherosclerosis (hardening of the arteries) that affects the arteries supplying blood to the legs. In addition to having reduced blood flow to the lower limbs as a result of atherosclerosis of the large arteries, patients with advanced PVD also have generalized impairment of the microcirculation, which provides vital oxygen and nutrition to tissues, including the skin. This is believed to result from dysfunction of the endothelium (the cellular lining of blood vessels that regulates blood flow and inhibits clotting).

In this study, conducted at the University Hospital, Lund, Sweden, under the direction of Professor Lars Edvinsson, Department of Internal Medicine, changes in the recovery rate of skin blood flow and oxygen tension following total temporary occlusion of blood flow were measured in the extremities of patients with advanced PVD. Eighteen patients were randomly assigned to one of two groups: one group received two courses of VasoCare(TM) therapy over a nine-week period, and a control group received two courses of a placebo treatment.

In patients receiving VasoCare(TM) therapy, improvement in the rate of recovery of skin blood flow was noted as early as six weeks after the initiation of therapy. At 18 weeks, the rate of recovery of skin blood flow was significantly faster in the VasoCare(TM) group when compared to baseline (recovery time 27% of baseline, p<0.05, paired t-test), whereas in the control group there was no significant change. Recovery of skin oxygen content was also significantly faster in the VasoCare(TM) group at 18 weeks (p<0.03, paired t-test). Despite the limited number of patients enrolled in the study (n=9 in each group), additional analysis, using repeated measures ANOVA, revealed a strong statistical trend towards improvement in skin blood flow responses throughout the post-treatment period in the VasoCare(TM) group when compared to the control group (one-sided p value = 0.065).

Taken together, the Lund results provide evidence that VasoCare(TM) therapy improves the microcirculation in patients with atherosclerosis and suggest an improvement in endothelial function. Interventions that improve endothelial function have been shown to reduce serious events, such as heart attack and stroke, in patients suffering from atherosclerosis.

"VasoCare(TM) therapy provided a surprisingly long-lasting improvement in responses of skin blood flow in patients with advanced PVD," said Dr. Edvinsson. "Impaired skin blood flow can lead to tissue breakdown and the formation of slow healing ulcers, which puts patients with advanced PVD at increased risk for amputation. A therapy with the ability to improve skin blood flow would minimize these costly and debilitating problems that accompany progression of the disease."

In  addition  to  ongoing  and  planned   clinical   research  in  the  area  of
cardiovascular disease, the Company's pre-clinical research program is investigating the impact of VasoCare(TM) therapy on the immune-mediated inflammatory component of atherosclerosis. Pre-clinical research at the University of Toronto has demonstrated that VasoCare(TM) therapy reduces the progression of atherosclerosis by up to 75%. The University of Toronto researchers are now investigating the effect of VasoCare(TM) therapy on atherosclerosis in additional model systems and further investigating the therapy's anti-inflammatory mechanisms.

"The findings of the Lund study represent an important milestone," said Dr. Eldon Smith, Vasogen's Vice President of Scientific Affairs. "By providing evidence of a favourable effect on endothelial function, this study represents the first crucial link between pre-clinical models, where VasoCare(TM) therapy has shown a marked impact on atherosclerosis, and patients with the disease."

Currently, more than 5 million people in North America and Europe have symptomatic PVD - a number that is increasing as the population ages. PVD patients have a risk of heart attack and stroke that is up to ten times greater than the general population. Health care costs resulting from PVD exceed $10 billion annually.


  Vasogen is developing proprietary immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.